UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## FORM 8-K

## CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **February 14, 2006**

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## SYNTROLEUM CORPORATION
(Exact name of registrant as specified in its charter)

| **Delaware** | **0-21911** | **73-1565725** |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

**4322 South 49<sup>th</sup> West Avenue
Tulsa, Oklahoma**
(Address of principal executive offices)

**74107**
(Zip Code)

Registrant's telephone number, including area code: **(918) 592-7900**

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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 2.02**     **Results of Operations and Financial Condition.**

On February 14, 2006, Syntroleum Corporation ("Syntroleum") reported fourth quarter and full year 2005 earnings. For additional information regarding Syntroleum's fourth quarter and full year 2005 earnings, please refer to Syntroleum's press release attached to this report as Exhibit 99.1, which is incorporated by reference herein.

The information being furnished pursuant to Item 2.02 of this Form 8-K shall be deemed to be "filed" for the purposes of the Securities Exchange Act of 1934 (the "Exchange Act") and shall be incorporated by reference into filings under the Securities Act of 1933, or the Exchange Act.

**Item 9.01**     **Financial Statements and Exhibits.**

(c)     Exhibits.

The following exhibit is filed herewith:

99.1     Press Release issued February 14, 2006 regarding Syntroleum Corporation's fourth quarter and full year 2005 earnings.

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 14, 2006

SYNTROLEUM CORPORATION

By:  /s/ Greg G. Jenkins
     Greg G. Jenkins
     Executive Vice President of
     Finance and Business Development
     and Chief Financial Officer

## EXHIBIT INDEX

| EXHIBIT NUMBER | EXHIBIT DESCRIPTION |
|---|---|
| 99.1 | Press Release issued February 14, 2006 regarding Syntroleum Corporation's fourth quarter and full year 2005 earnings |

Exhibit 99.1



| PRESS |
| --- |
| RELEASE |

# SYNTROLEUM ANNOUNCES
# 2005 FINANCIAL RESULTS

## *For Immediate Release*

Tuesday, February 14, 2006

Contact:  Mel Scott
Syntroleum Corporation
(918) 592-7900
www.syntroleum.com

**Tulsa, OK** — Syntroleum Corporation (NASDAQ: SYNM) today announced unaudited financial results for the year ended December 31, 2005. The Company reported revenues for the 2005 fiscal year of $7.9 million, resulting from joint research development activities with the United States government and with licensees and from gas-to-liquids ("GTL") fuel sales. Revenues reported for the year ended December 31, 2004 were $6.6 million, which included the sale of catalyst materials in the amount of $5.7 million. The Company reported a net loss for the year ended December 31, 2005 of $41.0 million, or ($0.77) per share. This compares to a net loss of $42.6 million, or ($0.98) per share, for the year ended December 31, 2004. The 2005 net loss is a result of continuing research and development studies; operations and modifications of the Catoosa Demonstration Facility and the Tulsa Pilot Plant to assist with commercial plant development; non-cash equity compensation charges; and non-cash depreciation, depletion, amortization and impairment charges.

The Company's cash and cash equivalents balance at December 31, 2005 was $69.7 million, reflecting the receipt of $81.8 million during the year from the sale of common stock and from option and warrant exercises. This compares to a cash balance of $31.6 million at December 31, 2004. The Company invested $13.7 million in oil and gas properties in Nigeria and other countries related to drilling, land and lease acquisitions, and geological and geophysical evaluations during the year ended December 31, 2005.

"We delivered on our key objectives in 2005, and this year we are poised to capitalize on increasing opportunities presented by this unique energy marketplace," said Jack Holmes, president and CEO of Syntroleum.

The Company elected to focus its activities on strategic initiatives with GTL and CTL potential and, as a result, is in the process of disposing of its domestic oil and gas assets. Losses from domestic oil and gas operations totaled $3.9 million and $0.5 million for the years ended December 31, 2005 and 2004, or ($0.07) and ($0.01) per share, respectively. The impact of these activities has been reflected in our financial results as discontinued operations.

### Fourth Quarter

Fourth quarter 2005 revenues were $766 thousand, compared to total revenues of $317 thousand for the fourth quarter of 2004. Fourth quarter 2005 revenues resulted from joint development activities with the United States government and with licensees and from GTL fuel sales. The Company reported a net loss for the fourth quarter of 2005 of $13.3 million, or ($0.24) per share, compared to a net loss of $11.9 million, or ($0.26) per share, for the same period in 2004.

Fourth quarter 2005 operating expenses included $7.8 million of expenditures related to the Company's research, development and engineering programs, including $3.7 million at the Company's Catoosa Demonstration Facility. The Company's fourth quarter 2004 research, development and engineering expenses totaled $5.0 million and included $2.8 million of expenditures at the Catoosa Demonstration Facility. The Catoosa Demonstration Facility is a 70-barrel per day GTL plant constructed jointly by Syntroleum, the U.S. Department of Energy, Integrated Concepts and Research Corporation (ICRC) and Marathon Oil Company, one of the Company's licensees. The plant supplies demonstration fuels for government vehicles and for engine testing.

The Company incurred general, administrative and other costs totaling $6.8 million for the fourth quarter of 2005, including $0.9 million in non-cash equity compensation charges. The Company also incurred $0.9 million in non-cash depreciation, depletion, amortization, and impairment charges during the fourth quarter. General, administrative and other costs were $6.0 million for the fourth quarter of 2004, including $1.2 million in non-cash equity compensation charges. Non-cash depreciation, depletion, amortization, and impairment charges totaled $0.2 million during the fourth quarter of 2004.

## Year End

For the year ended December 31, 2005, revenues were $7.9 million, compared to $6.6 million for the same period in 2004. The Company reported a loss from continuing operations for the year ended December 31, 2005 of $37.1 million, or ($0.70) per share, compared to a loss from continuing operations of $42.1 million, or $(0.97) per share, for the year ended December 31, 2004. The Company reported a loss from its discontinued domestic oil and gas business of $3.9 million, or ($0.07) per share, for the year ended December 31, 2005, compared to a loss from the discontinued domestic oil and gas business of $0.5 million, or ($0.01) per share, for the year ended December 31, 2004.

The Company incurred expenses for the year ended December 31, 2005 of $22.4 million related to research, development and engineering programs, including $10.7 million of expenditures at the Catoosa Demonstration Facility, compared to $22.3 million for these activities during 2004, including $13.0 million related to the Catoosa Demonstration Facility.

General, administrative and other expenses for the year ended December 31, 2005 were $27.7 million, including $4.7 million in non-cash equity compensation charges. Depreciation, depletion, amortization, and impairment totaled $4.6 million primarily related to international oil and gas activities. The Company incurred $21.8 million for general, administrative and other costs, including $4.3 million in non-cash equity compensation charges for the year ended December 31, 2004. Non-cash depreciation, depletion, amortization, and impairment charges were $0.6 million for the year ended December 31, 2004.

## Conference Call and Operations Update

The Company's year end 2005 conference call will take place Tuesday, February 14, 2006 at 10:00 AM EST, during which Syntroleum's senior management will discuss financial results for the period, progress on the Company's commercial developments and other important activities. A web cast of the call will be available via the Internet by accessing www.syntroleum.com. Listeners should allow a few minutes for registration into the web site. A replay of this conference call will be available on the web site under the Syntroleum Investor Relations tab for a period of one year.

Syntroleum Corporation owns a proprietary gas-to-liquids process for converting natural gas into synthetic liquid hydrocarbons. The Company plans to use its GTL technology, as well as other third party gas processing technologies, to develop and participate in oil and gas monetization projects in a number of global locations.

### # #

(Tables Follow)

# # #

*This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to, statements relating to plans to use the Syntroleum Process and related technologies to develop and participate in projects. When used in this document, the words "believe," "expect," "may," "plan" and similar expressions are intended to be among the statements that identify forward-looking statements. Although Syntroleum believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include the potential that commercial-scale GTL plants will not achieve the same results as those demonstrated on a laboratory or pilot basis or that such plants will experience technological and mechanical problems, the potential that improvements to the Syntroleum Process currently under development may not be successful, the impact on plant economics of operating conditions (including energy prices), construction risks, risks associated with investments and operations in foreign countries, the ability to implement corporate strategies, competition, intellectual property risks, Syntroleum's ability to obtain financing and other risks described in the Company's filings with the Securities and Exchange Commission.*

*® "Syntroleum" is registered as a trademark and service mark in the U.S. Patent and Trademark Office.*

## Syntroleum Corporation and Subsidiaries
## Consolidated Statements of Operations (Unaudited)
(Amounts in thousands, except per share data)

| | Three Months Ended December 31 | | Year Ended December 31, | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| **Revenue** | | | | |
| Joint Development | $ 400 | $ 311 | $ 7,444 | $ 923 |
| Catalyst Materials | - | - | - | 5,674 |
| Other | 366 | 6 | 464 | 9 |
| Total Revenue | 766 | 317 | 7,908 | 6,606 |
| **Operating Expenses** | | | | |
| Catalyst Materials Cost | - | - | - | 3,033 |
| Catoosa Demonstration Facility | 3,671 | 2,833 | 10,710 | 12,994 |
| Pilot Plant, Engineering, and R&D | 4,148 | 2,248 | 11,734 | 9,260 |
| Depreciation, Depletion, Amortization, and Impairment | 864 | 164 | 4,641 | 602 |
| G&A and Other (includes non-cash equity compensation of $895 and $1,190 for the three months ended December 31, 2005 and 2004, respectively, and $4,686 and $4,341 for the year ended December 31, 2005 and 2004, respectively.) | 5,882 | 5,772 | 23,071 | 21,184 |
| Total Operating Expenses | 14,565 | 11,017 | 50,156 | 47,073 |
| **Operating Income (Loss)** | (13,799) | (10,700) | (42,248) | (40,467) |
| Investment and Interest Income | 823 | 209 | 2,554 | 891 |
| Interest Expense | (594) | (359) | (1,869) | (1,697) |
| Other Income (Expense) | 451 | (954) | 4,474 | (785) |
| Taxes | - | - | - | (12) |
| **Income (Loss) from Continuing Operations** | (13,119) | (11,804) | (37,089) | (42,070) |
| Income (Loss) from Discontinued Domestic Oil and Gas Business | (240) | (90) | (3,882) | (480) |
| **Net Income (Loss)** | $ (13,359) | $ (11,894) | $ (40,971) | $ (42,550) |
| **Earnings (Loss) Per Share (Basic and Diluted):** | | | | |
| **Continuing Operations** | $ (0.23) | $ (0.26) | $ (0.70) | $ (0.97) |
| **Discontinued Operations** | $ (0.01) | $ (0.00) | $ (0.07) | $ (0.01) |
| **Net Income** | $ (0.24) | $ (0.26) | $ (0.77) | $ (0.98) |
| **Weighted Average Shares Outstanding** | 55,530 | 45,832 | 53,554 | 43,318 |

# Syntroleum Corporation and Subsidiaries
## Consolidated Balance Sheets (Unaudited)
(Amounts in thousands)

|  | December 31, 2005 | December 31, 2004 |
|---|---|---|
| **Assets** | | |
| Cash and Cash Equivalents | $ 69,663 | $ 31,573 |
| Restricted Cash | 1,684 | 221 |
| Other Current Assets | 6,111 | 2,162 |
| Property and Equipment Held for Sale | 1,927 | 4,488 |
| Total Non-Current Assets | 10,833 | 6,307 |
| **Total Assets** | **$ 90,218** | **$ 44,751** |
| **Liabilities and Stockholders' Equity** | | |
| Current Liabilities | $ 5,438 | $ 11,331 |
| Current Maturities of Convertible Debt | 25,925 | - |
| Non-Current Liabilities | 114 | 115 |
| Stranded Gas Venture | 4,247 | - |
| Long-Term Convertible Debt | - | 24,221 |
| Deferred Revenue | 20,952 | 21,702 |
| Minority Interests | 706 | 706 |
| Total Liabilities | 57,382 | 58,075 |
| Total Stockholders' Equity (Deficit) | 32,836 | (13,324) |
| **Total Liabilities and Stockholders' Equity** | **$ 90,218** | **$ 44,751** |

# Syntroleum Corporation and Subsidiaries

**Cash Flow Statements (Unaudited)**

**(Amounts in Thousands)**

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2005 | 2004 |
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net Income (Loss) | $ (40,971) | $ (42,550) |
| (Income) Loss from Discontinued Business | 3,882 | 480 |
| Income (Loss) from Continuing Operations | (37,089) | (42,070) |
| Adjustments to Reconcile Net Income (Loss) to Net Cash Flows from Operating Activities: | | |
| Depreciation, Depletion, Amortization, and Impairment | 4,641 | 602 |
| Foreign Currency Exchange | (750) | 459 |
| Non-Cash Compensation Expense | 4,686 | 4,341 |
| Non-Cash Interest Expense | 1,869 | 1,697 |
| Gain on Sale of Assets and interest in projects | (3,556) | (23) |
| Changes in Operating Assets and Liabilities | (7,844) | (8,494) |
| Net Cash Used in Continuing Operations | (38,043) | (43,488) |
| Net Cash Used in Discontinued Business | (427) | (147) |
| Net Cash Used in Operating Activities | (38,470) | (43,635) |
| | | |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | |
| Purchase of Property and Equipment | (1,167) | (907) |
| Purchase of Oil and Gas Assets | (13,669) | (887) |
| Proceeds from Disposal or Conveyance of Property | 9,607 | - |
| Proceeds from Note Receivable | 7 | - |
| Change in Restricted Cash | (1,482) | 25,428 |
| Proceeds from Investments | - | 121 |
| Net Cash Provided by (Used In) Continuing Operations | (6,704) | 23,755 |
| Net Cash (Used In) Discontinued Business | (1,238) | (4,476) |
| Net Cash Provided by (Used In) Investing Activities | (7,942) | 19,279 |

## CASH FLOWS FROM FINANCING ACTIVITIES:

| | | |
|---|---:|---:|
| Proceeds from Sale of Common Stock and Option Exercises | 81,792 | 37,853 |
| Stranded Gas Venture Costs | (600) | - |
| Proceeds from Stranded Gas Venture | 3,915 | - |
| Proceeds from Issuance of Convertible Debt | - | 682 |
| Payment of Debt and Deferred Credit | - | (13,546) |
| Settlement of Australia Liability | - | (1,397) |
| Notes Receivable from Officers Secured by Common Stock | - | 100 |
| Purchase and Retirement of Treasury Stock | (600) | (238) |
| Net Cash Provided by Continuing Operations | 84,507 | 23,454 |
| Net Cash Used In Discontinued Business | - | - |
| Net Cash Flows from Financing Activities | 84,507 | 23,454 |
| | | |
| FOREIGN EXCHANGE EFFECT ON CASH AND CASH EQUIVALENTS | (5) | (220) |
| NET CHANGE IN CASH AND CASH EQUIVALENTS | 38,090 | (1,122) |
| CASH AND CASH EQUIVALENTS, beginning of year | 31,573 | 32,695 |
| CASH AND CASH EQUIVALENTS, end of year | $ 69,663 | $ 31,573 |